

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Daniel J. Starck
Chief Executive Officer
Apria, Inc.
26220 Enterprise Court
Lake Forest, California 92630

> **Re: Apria, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 7, 2020**
> **CIK No. 0001735803**

Dear Mr. Starck:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 1

1. To facilitate an understanding of the transactions, please prominently identify the reorganization and related agreements as an "Up-C" transaction. This should also be stated elsewhere in the prospectus where the transactions are discussed. In addition, please expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material ways in which the structure benefits the company, Blackstone and other related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.

Our Organizational Structure, page 9

2.   Please include a diagram depicting your organizational structure before giving effect to the pre-IPO reorganization transactions. This diagram, as well as the diagram of your organizational structure after the offering, should provide additional detail, including identifying all the legal entities, the percentage of ownership of each legal entity, the form of each entity (LLC or corporation, for example), the percentage of shares held by public stockholders and pre-IPO owners, in what form (common or preferred), and the relative voting and economic rights of each (to the extent they differ). The diagrams should show the percentage of ownership of your sponsor distinct from other pre-IPO owners.

3.   Please include a discussion of any material limitations on the common stock investors will purchase in the offering, including any limits on voting and economic rights in relation to pre-IPO shareholders. In addition, we note that common shareholders will not have voting rights on matters where voting rights are granted to one or more series of preferred stock entitled are entitled to vote as a separate class. Noting your statement that no shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus, please revise your disclosure to clarify whether the issuance of preferred shares is contemplated as part of the broader reorganization and Up-C transaction, and if so, how such issuance will impact the voting and economic rights of IPO investors.

4.   On page 10, please revise to add additional information in order to clarify how the "pre-IPO owners [are] the 100% owners of Apria Healthcare Group prior to such transaction," and yet, "Apria Holdings LLC, an entity controlled by Blackstone, will be the direct and indirect 100% owner of Apria, Inc. and Apria Healthcare Group immediately prior to and immediately following the consummation of the merger."

5.   In addition to your discussion of the Tax Receivable Agreement on page 10, please also include a summary of the material terms of the Stockholders Agreement and Registration Rights Agreement. Your discussion of the Stockholders Agreement should address the number of board members controlled by the sponsor.

Risks Related to Our Business and Industry, page 17

6.   On pages 39-40, please revise the risks associated with your debt to clarify the use of the debt, the amount of debt and of the large payment due in 2024.

Risks Related to this Offering and Ownership of Our Common Stock, page 41

7.   Please include a risk factor describing the risk that Apria, Inc. will be a holding company and dependent upon distributions from Apria Healthcare Group to make payments for tax obligations and under the Tax Receivable Agreement, including the potential limitations on the ability of Apria Healthcare Group to make such payments, such as restrictions from debt instruments.

8.   Please disclose the risks associated with your sponsor's ability to assign its rights under the Stockholders Agreement without your consent, as disclosed on page 147.

Dividend Policy, page 52

9.   We note you have no plans to pay dividends on your common stock. Please disclose any plans to pay dividends on any series of preferred stock, as we note your substantial past dividends to pre-IPO owners.

Liquidity and Capital Resources, page 66

10.   Please expand your disclosure to discuss that you are a holding company with no operations on your own, and that you will depend upon the subsidiaries for cash. Please describe dividend restrictions in relation to your debt agreements and any other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions. Refer to Item 303(a)(1) of Regulation S-K.

11.   Please revise your liquidity discussion to disclose your plans for repayment of the TLA debt facility incurred to fund your 2019 dividend. We note the $122.5 million payment due in 2024.

Management's Discussion and Analysis
Liquidity and Capital Resources
Tax Receivable Agreement, page 73

12.   You state that you expect to record a liability for the estimated payments related to the tax receivable agreement which will be accounted for as reduction of additional paid-in capital. You state on page 148 that you expect the payments will be material. Please address the following:

   •   Tell us the basis for your proposed accounting treatment, citing any applicable GAAP literature. In particular, tell us why the liability will be presented as a reduction of additional paid-in capital.
   •   Clarify in the filing the methodology and significant assumptions you will use to determine the liability.
   •   Disclose in Liquidity and Capital Resources how you intend to fund the payments.
   •   We note that late payments are based on LIBOR, which is expected to be discontinued. Disclose the expected effect the discontinuance will have and if the contract specifies an alternative rate that will be used.

Management's Discussion and Analysis
Tax Receivable Agreement, page 73

13.   As you are dependent upon Apria Healthcare Group to fund your obligations, please add disclosure in this section regarding how Apria Healthcare Group plans to fund your obligations under the Tax Receivable Agreement, as discussed on page 149. Also add

disclosure about the effect the Tax Receivable Agreement will have on your liquidity, including a reduction in overall cash flow, and about your plans to address the issue.

14. Please revise your discussion of the Tax Receivable Agreement in the Summary and throughout the prospectus to quantify the likely tax benefits to be realized and paid to Blackstone and the other pre-IPO owners. We note the anticipated disclosure of the totals in the chart on page 71, and of the termination payments to Blackstone and Dr. Payson on page 149.

Notes to the Consolidated Financial Statements
Note 1. Acounts Receivable, page F-13

15. We note that upon adoption of Topic 842, the company has elected to record a reserve for expected credit losses as part of net rental revenue adjustments in order to report rental revenue at an expected collectible amount based on the total portfolio of operating lease receivables for which collectability has been deemed probable. We also note that you have no allowance for doubtful accounts after the adoption of ASC 842. Please explain to us how you determined there was no allowance for doubtful accounts necessary at December 31, 2019 related to other sales (e.g. product or capitation revenues).

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edgar Lewandowski, Esq.